Exhibit 99.1
                                                                    ------------
                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2003
                      COUPON PERIOD ENDING 20 JANUARY 2004

USD NOTES
---------

                  FV OUTSTANDING (USD)   BOND FACTOR     COUPON RATE    COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                                                                             (USD)               (USD)             (USD)
                  --------------------   -----------     -----------    ---------------   ------------------    -----------
CLASS A NOTES        734,978,040.58       69.997909%       1.35625%       2,953,270.74       90,190,016.14          0.00

                  FV OUTSTANDING (AUD)   BOND FACTOR     COUPON RATE    COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                                                                             (AUD)               (AUD)             (AUD)
                  --------------------   -----------     -----------    ---------------   ------------------    -----------
CLASS B NOTES        26,000,000.00       100.000000%       5.65500%         382,680.82                0.00          0.00
CLASS C NOTES         9,000,000.00       100.000000%       5.85500%         137,151.37                0.00          0.00

                                                                  31-DEC-03
                                                                  ---------
POOL SUMMARY                                                         AUD
------------                                                         ---
Outstanding Balance - Variable Rate Housing Loans                  1,046,671,397
Outstanding Balance - Fixed Rate Loans                               219,655,989
Number of Loans                                                            8,354
Weighted Average Current LVR                                              63.03%
Average Loan Size                                                        151,583
Weighted Average Seasoning                                               24 mths
Weighted Average Term to Maturity                                       280 mths

PRINCIPAL COLLECTIONS                                                AUD
---------------------                                                ---
Scheduled Principal Payments                                        8,470,739.14
Unscheduled Principal Payments                                    149,673,539.73
Redraws                                                             7,198,645.17

Principal Collections                                             150,945,633.70

TOTAL AVAILABLE PRINCIPAL                                            AUD
-------------------------                                            ---
Principal Collections                                             150,945,633.70
Principal Charge Offs                                                       0.00
Pay Back of Principal Draw                                                  0.00
Total Available Principal                                         150,945,633.70

Principal Distributed                                             150,945,633.70
Principal Retained                                                          0.00

TOTAL AVAILABLE FUNDS                                                AUD
---------------------                                                ---
Available Income                                                   24,971,479.40
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              24,971,479.40

REDRAW & LIQUIDITY FACILITIES                                        AUD
-----------------------------                                        ---
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

CPR
---
                                OCT-03              NOV-03                DEC-03
                                ------              ------                ------
        1 MTH CPR               38.64%              30.93%                34.30%

ARREARS
-------
                                       % OF POOL
                                      (BY NUMBER)
                                      -----------
31 - 59 DAYS                             0.28%
60 - 89 DAYS                             0.05%
90+ DAYS                                 0.03%
DEFAULTS*                                 Nil
LOSSES                                    Nil

* Defaults are also included in the 90+ days arrears category.